Mail Stop 3561

October 6, 2006

Melvyn Knigin
President and Chief Executive Officer
Movie Star, Inc.
1115 Broadway
New York, NY 10010

      Re: **Movie Star, Inc.**
              Form 10-K for Fiscal Year Ended June 30, 2006
              Filed September 27, 2006
              File No. 1-05893

Dear Mr. Knigin:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Where a comment below requests additional or revised disclosure, in future interim and annual filings, please provide an example of your revised disclosure in your response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies and Estimates, page 16

2.   Your critical accounting estimates do not disclose the sensitivity analysis or other quantitative information as required by SEC Release No. 33-8350. Please revise your future filings to include sensitivity analysis and other quantitative information when it is reasonably available. Alternatively, please disclose you can not provide a sensitivity analysis if the quantitative information is unavailable. In your sensitivity analyses please address, to the extent material, how management arrived at the estimate, how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past and if the estimate/assumption is reasonably likely to change in the future.

3.   Please tell us why management believes the allowance for sales discounts and allowances is not a critical accounting policy. In your response please include your consideration of the significance of the amount to your financial position and results of operations, the subjectivity of assumptions used and sensitivity of these estimates.

Fiscal 2006 Compared to Fiscal 2005, page 17

4.   Where there is more than one business reason for a change in the results of operations please attempt to analyze and quantify the incremental impact that each material change has on a line item. For example, you analyze the individual changes in the $2.5 million decrease in SG&A to the level of a $121,000 increase in royalty expenses. However, you do not quantify the decrease in net sales attributable to shipping costs for the SB&S division or the reasons for the decreases in gross margin and net sales excluding the one time effect of the low margin order placed in 2005. See Item 303(a) of Regulation S-K.

Contractual Obligations and Commercial Commitments, page 19

5.   Please advise or revise your table in future filings to include the deferred lease liability, long term liability and estimated interest payments on notes payable.

Also include a footnote disclosure describing the provisions that create, increase or accelerate obligations and, to the extent necessary, please include pertinent information necessary to understand estimates and assumptions used estimating tabular amounts. See Item 303 (a)(5)(ii) of Regulation S-K and Section IV of SEC Release 33-8350.

Item8. Financial Statements, page 22

Consolidated Statements of Cash Flows, page 27

6.   Please tell us where the $1.45 million insurance settlement is characterized in the statement. Also tell us why the issuance of common stock as directors' fees is not excluded from the statement and disclosed as a supplemental non-cash disclosure. Please tell us if you received any cash payments in the transaction. See paragraph 32 of SFAS No. 95.

Notes to Consolidated Financial Statements, page 29

1. Summary of Significant Accounting Policies, page 29

Segment Reporting, page 32

7.   Please tell us how management determined that Movie Star Inc. has one reportable segment. Specifically, you disclose that the SB&S division recorded a significantly lower operating margin of 23.2% than the remainder of Movie Star Inc. which reported 30.0%, excluding the SB&S division. We also note you operate a wholly owned subsidiary, Cinejour Lingerie, Inc., in Canada. Please focus your response on the regulatory environments in the Unites States and Canada as well as the similarity of the economic characteristics of the aggregated businesses. See paragraph 17 of SFAS No. 131. In that regard, please provide us quantitative support for your assertions such as historical sales, margin and operating profit figures. We will presume that both the products sold as customers are similar.

8.   Please advise or revise in future filings to separately disclose revenues generated in the Unites States and Canada. See paragraph 37 of SFAS No. 131.

As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841, if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief